82-3520

RECEIVED
2004 MAY 13 A 9:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

04030054

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
February 29, 2004 and May 31, 2003
(Unaudited)

	Feb 29 2004	May 31 2003
ASSETS		
Current Assets		
Cash	$ 762,507	$ 309,854
GST receivable	21,547	14,259
Marketable securities	234,209	290,175
Due from related parties	-	23,850
Note receivable (Note 3)	81,277	
Prepaid expenses	27,585	-
	1,127,125	638,138
Capital Assets	67,667	72,322
Resource Property Interests (Note 4)	4,907,613	4,788,361
	$ 6,102,405	5,498,821
LIABILITIES		
Current Liabilities		
Accounts payable	$ 19,928	$ 88,295
	19,928	88,295
Prepaid Subscriptions	2,529	-
	22,457	88,295
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	52,004,658	50,942,674
Contributed Surplus	897,402	206,074
Deficit	(46,822,112)	(45,738,222)
	6,079,948	5,410,526
	$ 6,102,405	$ 5,498,821

SUPPL

Donald R. Sheldon, Director

Eugene Beukman, Director

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

dlw 5/18

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months ending February 29, 2004 and 2003
(Unaudited)

	Feb 29 2004	Feb 28 2003
DEFICIT, beginning of period	$ (45,738,222)	$ (44,514,722)
NET LOSS FOR THE PERIOD	(1,083,889)	(789,567)
DEFICIT, end of period	(46,822,112)	(45,304,289)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Nine Months ending February 29, 2004 and 2003
(Unaudited)

	3 months Ended Feb 29 2004	6 months Ended Feb 29 2004	3 months Ended Feb 28 2003	6 months Ended Feb 28 2003
ADMINISTRATIVE EXPENSES				
Amortization	$ 4,830	$ 14,491	$ 3,698	$ 10,915
Audit, Accounting & Legal	34,018	49,000	41,475	127,296
Bank & interest charges	444	3,587	92	939
Contract services:				
Agreement negotiation	-	7,000	-	38,000
Geological services	15,000	54,346	15,000	45,000
Property maintenance	24,640	72,640	33,000	91,000
Other consulting (Note 6)	557,646	722,346	206,624	206,624
Listing & share transfer fees	79,606	89,973	67,802	90,830
Management fees	30,000	90,000	30,000	90,000
Office & administration	27,487	72,104	23,480	47,183
Property investigation	-	-	-	65,412
Rent	15,000	45,000	15,000	45,000
Shareholder information & printing	2,467	30,397	12,416	44,963
Travel	415	25,266	2,988	18,487
	791,553	1,276,150	451,573	921,649
LOSS BEFORE OTHER ITEMS	791,553	1,276,150	451,573	921,649
OTHER ITEMS				
Interest	(406)	(1,946)	(3,562)	(4,126)
Gain on sale of securities	6,633	(190,315)	(54,843)	(103,297)
Gain on sale of mineral properties	-	-	-	(25,000)
Writeoff of accounts payable	-	-	-	408
Writedown of mineral properties	-	-	(189)	(67)
	6,227	(192,261)	(58,594)	(132,082)
LOSS FOR PERIOD	797,780	1,083,889	392,979	789,567
LOSS PER SHARE	$ 0.008	$ 0.011	$ 0.005	$ 0.010

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months ending February 29, 2004 and 2003
(Unaudited)

	3 months Ended Feb 29 2004	6 months Ended Feb 29 2004	3 months Ended Feb 28 2003	6 months Ended Feb 28 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (797,780)	$ (1,083,889)	$ (392,979)	$ (789,567)
Add Non-Cash Items:				
Amortization	4,830	14,491	3,696	10,915
Gain on sale of securities	6,633	(190,315)	(54,843)	(103,297)
Stock based compensation adjustment	531,628	691,328	206,074	206,074
Writedown of mineral properties	-	-	(189)	(67)
	(254,689)	(568,385)	(238,241)	(675,942)
Net change in non-cash working capital items	4,886	(160,666)	30,665	8,112
	(249,803)	(729,051)	(207,576)	(667,830)
INVESTING ACTIVITIES				
Mineral property expenditures	(66,496)	(212,014)	(121,132)	(586,416)
Mineral exploration tax credit	-	92,761	-	-
Capital assets	(6,281)	(9,836)	(1,143)	(9,496)
Proceeds on sale of marketable securities	9,980	463,601	192,153	366,048
Marketable securities purchased	(29,340)	(217,321)	(104,128)	(225,589)
	(92,137)	117,191	(34,250)	(455,453)
FINANCING ACTIVITIES				
Issue of shares	976,666	1,064,513	129,222	282,222
	976,666	1,064,513	129,222	282,222
INCREASE (DECREASE) IN CASH	634,726	452,653	(112,604)	(841,061)
CASH, beginning of the period	127,781	309,854	120,626	849,083
CASH, end of period	$ 762,507	$ 762,507	$ 8,022	$ 8,022

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Nine Months ending February 29, 2004 and 2003
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2003. The accounting policies and methods have not changed.

3 Note Receivable

The Company loaned an arms-length party $60,000 US which is due with interest on February 28, 2004.

4. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2003 Net $
Acquisition costs				
Quebec	388,625	-	-	388,625
Alberta	-	-	-	-
Northwest Territories/Nunavut	616,474	32,000	-	648,474
	1,005,099	32,000	-	1,037,099
Deferred exploration expenditures				
Quebec	604,733	(92,761)	-	511,972
Alberta	1,733,790	22,366	-	1,756,156
Northwest Territories/Nunavut	1,444,738	157,648	-	1,602,386
	3,783,261	87,253	-	3,870,514
	4,788,360	119,253	-	4,907,613

5. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2004 Number of Common Shares	2004 $ Amount	2003 Number of Common Shares	2003 $ Amount
Balance, beginning of period	84,708,456	50,942,674	72,641,502	49,974,754
Issued for cash				
Options exercised	2,179,271	217,927	1,350,000	135,000
Conversion of warrants	1,464,754	150,241	1,187,500	112,812
Private placement (net)	7,170,900	674,316	-	-
Rights Offering - Financing Costs	-	-	-	(8,590)
Issued for properties				
Quebec claims	-	-	250,000	43,000
NWT claims	150,000	19,500		
Transfer agent adjustment	74	-	-	-
Balance, end of period	95,673,455	52,004,658	75,429,002	50,256,976

5. **Share Capital - Cont'd**

The Company completed a private placement of 4,520,900 flow-through units at a price of $0.11 per unit and 2,500,000 non flow-through units at a price of $0.10 per unit. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share on or before December 19, 2005. Net proceeds on the placement were $674,316.

The Agent received an 8% cash commission, 642,090 Agent's Warrants to purchase 642,090 units at $0.10 per unit, and a corporate finance fee of 150,000 units. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share on or before December 19, 2005. Non-arm's length parties purchased 600,000 of the non-flow-through units and were not included in the Agent's compensation.

6 **Contributed Surplus**

During the period stock-based compensation has been recorded in the amount of $691,328 (2003 - $206,074) and included in contributed surplus. This amount relates to stock options granted and vested in the current year.

The compensation has been expended in the statement of loss for the period as "other consulting".

Description of Business

Pure Gold Minerals Inc. ("Pure Gold" or the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 473,159 hectares of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property.

The Corporation also holds a 1.5% diamond royalty in approximately 245,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

Pure Gold holds a 50% interest in the North James River Gold Project in the High Lake area and Coronation Gulf district of Nunavut.

As of April 23, 2004 there were 99,662,045 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

North James Bay

The Corporation holds a 50% interest in the North James River Property (50% owned Bard Ventures Ltd.) The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550 km north-northeast of Yellowknife, NWT.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30 km in width and extends 140 km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

Airborne Survey:

The Corporation has just completed an airborne magnetometer and electromagnetometer survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also hosts the gold mineralization outlined by BHP in the 1990's. The survey has been conducted by Fugro Airborne Surveys and results expected in four weeks determine further exploration activities that may include drilling.

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has targets in the area and the planned 2004 program may include drilling of targets defined by indicator sampling and geophysical surveys.

Slave Regional Joint Venture – Lawsuit

In February 2004, the Corporation reached agreement with Ashton to settle the lawsuit commenced by the Corporation in May 2002 and to terminate the Slave joint venture agreement.

The Corporation and Ashton have explored for diamonds in the Slave geological province under a joint venture originally established in 1993. As at January 31, 2004, the joint venture held 219,000 hectares of mineral claims in Nunavut and the Northwest Territories in which the approximate beneficial interests of the parties were Pure Gold, 10 percent and Ashton, 90 percent.

The litigation centered on cross-allegations of breach of the Slave joint venture agreement. The agreement to dismiss the lawsuit is subject to certain conditions including the following: (a) the Slave joint venture agreement is terminated; (b) Pure Gold will transfer its beneficial interest in the Slave joint venture properties to Ashton in return for a 1.5 percent diamond royalty; and (c) Pure Gold will grant Ashton a one percent diamond royalty over the approximately 40,000 hectares of mineral claims constituting the North James River property in Nunavut in which Pure Gold and Bard Ventures Ltd. each hold a 50 percent interest.

With the termination of the Slave Joint Venture agreement, each party is entitled to explore in Nunavut and the Northwest Territories free and clear of any obligation to the other except for the reciprocal royalty entitlements described above and the provisions of the agreements with third parties that pertain to the Star, Roundrock and Cross properties in the Northwest Territories.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. Drilling results continue to disappoint.

Although drilling was successful in discovering two new kimberlites, K296 and K300 and the drilling of K-6 also identified an additional area of kimberlite, the results were sub-economic.

An airborne EM geophysical survey has been commissioned over an additional area of the property. This survey has been undertaken because the drilling of an EM anomaly with no magnetic anomaly led to the discovery of the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2004 will focus on evaluating anomalies identified by this survey and potentially drill new targets.

Discussion of Operations and Financial Condition

The Corporation's working capital as at February 29, 2004 was $1,107,197 compared with $549,843 as at May 31, 2003.

The Corporation had a net loss of $1,083,889 for the nine months ended February 29, 2004 compared with $789,567 in the 2003 period. The increase in 2004 is substantially due to the stock-based compensation allocation.

Financings, Principal Purposes and Milestone

In December 2003, the Corporation closed the placement of 4,520,900 flow-through units at a price of $0.11 per flow-through unit and 2,500,000 non flow-through units at a price of $0.10 per non flow-through unit, through Haywood Securities Inc. (the "Agent"). Non-arm's length parties purchased an aggregate of 600,000 of the non flow-through units. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

The Agent received a commission consisting of 8% cash of the gross proceeds raised and a compensation option to acquire that number of units as is equal to 10% of the number of units sold to arm's length parties pursuant to this private placement. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005. The Agent also received a corporate finance fee of 150,000 units plus GST, with each unit consisting of one common share and one common share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

Liquidity and Capital Resources

During the nine month period, cash resources increased by $452,653 compared to a decrease of $841,061 in the 2003 period. Expenditures for operating activities were $568,385 (2003 - $675,942) and mineral properties were $212,014 (2003 - $586,416). The Company raised $1,064,513 (2003 - $282,222) in capital by issuing shares, and $190,315 (2003 - $103,297) on proceeds from the sale of marketable securities. Working capital as at February 29, 2004 was $1,107,197 (2003 - $264,826).

Mineral property expenditures were $32,000 in acquisition costs and $180,014 in deferred exploration expenditures. Exploration was conducted on the Company's properties in the Northwest Territories, Nunavut, and Alberta.

As at February 29, 2004, the Company had paid up capital of $52,007,187 (2003 - $50,942,674), representing 95,700,080 common shares without par value, $897,402 of contributed surplus, and a deficit of $46,822,112 resulting in a shareholders' equity of $6,082,477.

Subsequent Events

On March 15, 2004, the Series H common share purchase warrants of the Corporation (PUG.WT) expired and were delisted at that time. Each Series H warrant plus $0.10 was exercisable into one common share of the Corporation. Gross proceeds of approximately $110,000 were raised through the exercise of the Series H warrants.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon
President